December 2, 2024

Koichi Ishizuka
Chief Executive Officer
Next Meats Holdings, Inc.
3F 1-16-13 Ebisu Minami Shibuya-ku
Tokyo, Japan

       Re: Next Meats Holdings, Inc.
           Form 10-K/A for the Fiscal Year Ended April 30, 2022
           Filed March 1, 2024
           File No. 000-56167
Dear Koichi Ishizuka:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing